ORRICK, HERRINGTON & SUTCLIFFE 43RD FLOOR, GLOUCESTER TOWER THE LANDMARK 15 QUEEN’S ROAD CENTRAL HONG KONG tel 852-2218-9100 fax 852-2218-9200 WWW.ORRICK.COM

Mark J. Lee
Tel: + 852-2218-9118
Fax: +852-2218-9280
mjlee@orrick.com

August 6, 2010

Via EDGAR and Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               SemiLEDs Corporation
Registration Statement on Form S-1 (the “Registration Statement”)

To whom it may concern:

On behalf of our client, SemiLEDs Corporation, a Delaware corporation (the “Company”), we have filed with the Staff via EDGAR, the Company’s Registration Statement relating to the Company’s proposed initial public offering of its common stock, par value US$0.0000004 per share, with a proposed maximum aggregate offering amount of $172,500,000. This is to inform you that we will be providing to the Staff four (4) courtesy copies of the Company’s Registration Statement on Monday, August 9, 2010.

Should you have any questions or wish to discuss any matters with respect to the Registration Statement, please contact me at the above numbers. You can also contact my partner, Thomas H. Tobiason, at +86-21-6109-7028 (office) or +86-138-1884-0980 (cell) or by email at ttobiason@orrick.com.

Please forward the Staff’s written comments to the Registration Statement to me via facsimile at +852-2218-9280, copying the Company’s Chief Executive Officer, Trung T. Doan, via facsimile at +886-37-582-688.

Questions pertaining to accounting matters may also be directed to the Company’s Chief Financial Officer, David Young, at +886-37-586-788 (office) or +886-939-414-366 (cell) or by email at david.young@semileds.com, the Audit Engagement Partners, Allan Yu of KPMG LLP (Taiwan) or Travis D. Jensen of KPMG LLP (United States), the independent registered public accounting firm of the Company, at +886-2-8101-6666 and (208) 389-6516, respectively, or by email at allanyu@kpmg.com.tw and tjensen@kpmg.com, respectively.

We look forward to working with the Staff on this matter and appreciate the Staff’s prompt attention.

PARTNERS:

PHOEBUS K.F. CHU  •  ELIZABETH A. COLE  •  ANDREW J. DALE  •  MARK J. LEE  •  EDWIN K.C. LUK  •  ROBERT S. PÉ  •  NEAL A. STENDER  •  MICHELLE A.M. TAYLOR SOOK YOUNG YEU

PARTNERS, ORRICK, HERRINGTON & SUTCLIFFE LLP, REGISTERED FOREIGN LAWYERS:

DAVID K. CHO (CALIFORNIA)  •  DAVID R. HALPERIN (NEW YORK)  •  MICHAEL T. HAWORTH (CALIFORNIA)  •  MAURICE L.S. HOO (CALIFORNIA)  •  ALLEN T.C. SHYU (ILLINOIS) CHRISTOPHER H. STEPHENS (NEW YORK)  •  JAMES M. TERVO (CALIFORNIA)

Very truly yours,

/ s / Mark J. Lee

CC:                             Trung T. Doan, CEO, SemiLEDs Corporation

David Young, CFO, SemiLEDs Corporation

Thomas Tobiason, Orrick, Herrington & Sutcliffe LLP

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati LLP

Allan Yu, KPMG LLP (Taiwan)

Travis D. Jensen, KPMG LLP (United States)